Mail Stop 4561

September 14, 2005

Thomas B. Barker
Chief Executive Officer
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

Re: West Corporation
Form S-3
Registration No. 333-127965
Filed on August 30, 2005

Dear Mr. Barker:

This is to advise you that we have performed a limited review of the above registration statement and have the following comments. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

Calculation of Registration Fee

1.   You may not register for resale an indeterminate number of shares resulting from operation of the conversion formula. Rule 416 does not apply by its terms in these circumstances, because the floating conversion rate is not "similar" to an anti-dilution provision. Instead, you must make a good-faith estimate of the maximum number of shares that you may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, you must file a new registration statement to register the additional shares, assuming the selling security holder desires to sell those additional shares. Refer to the Item 3S(a) in the Manual of Publicly Available Telephone Interpretations (Supplement March 1999). Please revise your registration statement as necessary.

Cover Page of Prospectus

2.   We note on the cover of the prospectus you state that the "senior convertible notes are expected to include net share settlement mechanics." Please revise the prospectus to include a discussion regarding the "net share settlement mechanics."

Senior Convertible Note Hedge and Call Option, page 7

3.   You state on page 1 that you will be utilizing the proceeds of this offering to "pay for the call option described in this prospectus." In this section, you state that the "material terms of the senior convertible note hedge and the call options will be as set forth in the applicable prospectus supplement."   Given that you are planning on using the offering proceeds to pay for the call options, please revise to provide greater detail on the mechanics of this transaction. This detail should include, but not be limited to, who will be in possession of the call options. It appears from this section that Goldman, Sachs & Co. or Goldman Sachs will be in possession of the call option. If that is true, please advise as to why you would have to pay for the options.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Frederick C. Lowinger, Esq. (*via facsimile*)